EXHIBIT 11


                   FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                         COMPUTATION OF EARNINGS PER SHARE

                                    Year Ended           Six Months Ended
                                 December 31, 1993       December 31, 1992
                                              Fully                  Fully
                                Primary      Diluted     Primary    Diluted
Weighted average shares:
  Shares outstanding           10,490,083  10,490,083   3,820,125  3,820,125
  Shares issued to wholly owned
   subsidiaries                (2,395,295) (2,395,295) (2,395,295)(2,395,295)
   Estimated increase in shares
   outstanding due to
   allowed claims exceeding $85
   million (1)                  2,942,977   2,942,977   9,709,287  9,709,287
   Net effect of dilutive warrants
   based on the
   treasury stock method using
   ending market price               -         66,667        -          -
   Contingent issuance -
    Holders of FCI Notes (2)         -        588,235        -       588,235
                               ----------   ---------- ---------- ----------
 Total weighted average shares
   outstanding                 11,037,765   11,692,667 11,134,117 11,722,352
                               ==========   ========== ========== ==========
Earnings (loss):
 Continuing operations         $7,310,000   $7,310,000 $1,118,000 $1,118,000
 Discontinued operations         (140,000)    (140,000)   131,000    131,000
                               ----------   ---------- ---------- ----------
 Net earnings                  $7,170,000   $7,170,000 $1,249,000 $1,249,000
                               ==========   ========== ========== ==========
Earnings per share:
 Earnings from continuing
   operations                        $.66         $.63       $.10       $.10
                                     ====         ====       ====       ====
 Net earnings                        $.65         $.61       $.11       $.11
                                     ====         ====       ====       =====


(1) In accordance with the terms of the Seventh Amended and Restated Joint Plans of Reorganization (the "Plans"), the number of shares to be issued to unsecured claim holders will increase if the amount of the allowed unsecured claims exceeds $85 million. The number of shares issued will be increased to a number equal to 10,000,000 multiplied by the quotient of the total amount of the allowed unsecured claims divided by $85 million. For purposes of the earnings per share computation, the estimated amount of allowed claims, exclusive of the contingent issuance for the holders of the FCI Notes, totals $111.7 million.

(2) In accordance with the terms of the Plans, Fairfield has reserved, but not issued, 588,235 shares of Common Stock for the benefit of the holders of the FCI Notes in the event the proceeds from the sale of the collateral securing the FCI Notes, or the value of any such collateral not sold, is not sufficient to repay the FCI Notes.

      Information for the periods through June 30, 1992 relates to periods prior to confirmation of the Plans when the Predecessor Company had a different capital structure than that of the Company. Per share data pertaining to pre-confirmation periods is, therefore, neither comparable nor meaningful and is not disclosed herein.